UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING
                                                                 SEC FILE NUMBER
                                                                     000-27574
                                                                 ---------------
                                                                   CUSIP NUMBER
                                                                     73931P10
         (Check One) Form 10-K [X]  Form 20-F [ ]  Form 11-K  [ ]

         Form 10-Q [ ]  Form N-SAR [ ]



         For Period Ended:          December 31, 2003
                           -----------------------------------------------------
                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For Transition Period Ended: ______________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I   REGISTRANT INFORMATION
Full Name of Registrant:  PowerCerv Corporation
                          ---------------------

Former Name if Applicable:  N/A

         10150 Highlands Manor Drive, Suite 236
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Address of Principal Executive Office (Street and Number)

         Tampa, Florida 33610
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City, State and Zip Code

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PART II RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) ["23,047], the following should be completed. (Check box if appropriate)

       [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-L or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (" 72,435), effective April 12, 1989, 54 F.R. 10306.]

       [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. [Amended in Release No. 34-26589 (" 72,439), effective August 13, 1992, 57 FR 36442.] (Attach Extra
Sheets if Needed)

         PowerCerv Corporation (the "Registrant") was not, without unreasonable effort or expense, able to complete its Form 10-KSB for the fiscal year ended December 31, 2003, by the close of business on March 30, 2004. The Registrant's auditors are awaiting further financial information and return of confirmations in order to complete the audit of the Registrant's financial statements for 2003.


PART IV   OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

       Mark Clancy                   (813)                        314-2152
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         (Name)                   (Area Code)                 (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:

         [X]     Yes      [ ]     No             See Attached Extra Sheet No. 1
                                                 ------------------------------

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

       See Attached Extra Sheet No. 1
       ------------------------------

                              PowerCerv Corporation
                  --------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    March 30, 2004                    By :     /s/  John Stanton
                                                 -----------------------------
                                                    John Stanton, Chairman and
                                                    Chief Executive Officer

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


                           ATTACHED EXTRA SHEET NO. 1
                           --------------------------

Explanation for Item 3, Part IV -The Registrant's auditors are awaiting further financial information and return of confirmations in order to complete the audit of the Registrant's financial statements for 2003. The Registrant sold substantially all of its assets on December 1, 2002, and has not engaged in any business activities since that date, except to settle its remaining liabilities and distribute any excess funds to the holders of its preferred stock and common stock. For the year ended December 31, 2002, the Registrant had total revenues of $2,368,016 and a net loss of $132,360. The Registrant currently does not expect to report any significant revenues or any significant net income or loss for the year ended December 31, 2003.

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